EXHIBIT 21
INTERNATIONAL GAME TECHNOLOGY SUBSIDIARIES
(wholly-owned subsidiaries)
At September 30, 2006

Name	Jurisdiction of Incorporation
International Game Technology	Nevada
IGT	Nevada
Silicon Gaming, Inc.	California
WagerWorks, Inc.	Delaware
Acres Gaming Incorporated	Nevada
VLC, Inc.	Montana
I.G.T. (Australia) Pty. Limited	Australia
IGT — Europe B.V.	The Netherlands
I.G.T. — Argentina S.A.	Argentina
IGT Japan, K.K.	Japan
IGT — Iceland Ltd.	Iceland
IGT do Brasil LTDA.	Brazil
International Game Technology – Africa (Pty) Ltd.	South Africa
International Game Technology S.R. Ltda.	Peru
IGT — UK Holdings Limited	England & Wales
IGT Asia, Lda.	Macau
IGT – Canada Inc.	Canada
IGT — Mexicana de Juegos, S. de R.L. de C.V.	Mexico
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Mexico